UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into Credit Agreement

On August 16, 2023 (the “Signing Date”), Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), Procaps S.A., a subsidiary of the Company, as borrower (the “Borrower”), and the subsidiary guarantors party thereto (collectively with the Company, the “Guarantors”, and collectively with the Borrower and Company, the “Obligors”) entered into a Credit Agreement (Contrato de Crédito) (the “Credit Agreement”) with Bancolombia S.A. and Banco Davivienda S.A., as lenders.

The Credit Agreement provides for a loan of up to COP$247,817,751,759.49 (the “Loan”). The proceeds of the Loan are to be used exclusively for the prepayment of existing indebtedness of the Company and its subsidiaries, including that certain syndicated loan agreement, dated November 20, 2018 (the “Existing Facility”), by and among the Borrower, the co-debtors and guarantors party thereto, Fiduciaria Bancolombia S.A., as agent, and the lenders time to time party thereto, which Existing Facility will be repaid in full following the Signing Date. The Credit Agreement provides for a term of eight years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50%.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on the ability of the Obligors and the Obligors’ subsidiaries to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, pay dividends or other payments on capital stock, make restricted payments, engage in mergers or consolidations, engage in transactions with affiliates, and enter into certain restrictive agreements.

The Credit Agreement also requires the Obligors’ compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Company: (i) a consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be no greater than 4.30:1.00); and (ii) a ratio of consolidated EBITDA to consolidated interest expense of greater than 3.00:1.00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be greater than 1.90:1.00). Additionally, the Obligors (other than the Company) are required to maintain combined total assets and combined EBITDA equal to no less than 80% of the Company’s consolidated EBITDA and consolidated total assets, respectively, as of June 30 and December 31 of each year.

The Borrower may voluntarily prepay the Loan, in whole or in part, subject to certain prepayment premiums. The Borrower may be required, upon the occurrence of certain events, to make certain mandatory prepayments prior to the maturity date of the Loan.

In connection with the foregoing, as required under that certain Note Purchase and Guarantee Agreement, dated November 5, 2021 (as amended, the “NPA”), by and among the Borrower, the guarantors party thereto and the purchasers party thereto, the Borrower will deliver a notice to the holders of notes issued thereunder that certain provisions in the Credit Agreement constitute More Favorable Provisions (as defined in the NPA) and will therefore be incorporated therein.

The foregoing descriptions are only summaries of the material provisions of the Credit Agreement and are qualified in their entirety by reference to the full text of such document, an English translation of which is included as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated by reference herein. In addition, the foregoing descriptions and Exhibit 99.1 to this Current Report on Form 6-K are incorporated by reference into the Company’s Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-261366) filed with the Securities and Exchange Commission.

Exhibit Index

Exhibit Number	Exhibit Title
99.1*	Credit Agreement, dated August 16, 2023, by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors thereto, Bancolombia S.A. and Banco Davivienda S.A.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

	By:	/s/ Ruben Minski
	Name:	Ruben Minski
	Title:	Chief Executive Officer

Dated: August 21, 2023

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